Attachment to N-SAR Sub-Item 77I (KMF)

On or about March 22, 2012, the Registrant completed the issuance and sale of (i) $50 million aggregate principal amount 4.00% Series C Senior Unsecured Notes due March 22, 2022, and (ii) $30 million aggregate liquidation preference of Series B Mandatorily Redeemable Preferred Shares with a term redemption date of March 22, 2020, liquidation preference $25.00 per share and a dividend rate equal to 4.50% per annum in a private placement.